                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Sunhawk.com Corporation
                                (Name of Issuer)

                           Common Stock, now par value
                         (Title of Class of Securities)

                                   867378 104
                                 (CUSIP Number)

                    Marlin J. Eller or Mary E. McConney, PhD
                       223 Taylor Avenue North, Suite 200
                             Seattle, WA 98109-5017
                                  206-728-6060
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 15, 2000
             (Date of Event Which Requires Filing of This Statement)
    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule
                     13d-1(g), check the following box.[ ]

            1. Name of Reporting Person. I.R.S. Identification Nos. of
                          above persons (entities only)

                    Eller McConney 1995 Family Living Trust


               2. Check the appropriate box if a member of a group


                                 (a) [ ] (b) [ ]


                                 3. SEC Use Only


                               4. Source of Funds


                                       PF


        5. Check if Disclosure of Legal Proceedings Is Required Pursuant


                           To Items 2(d) or 2 (e) [ ]


                     6. Citizenship or place of Organization

                  State of Washington, United States of America


                         7. Sole Voting Power 1,024,284


                            8. Shared Voting Power 0


                           9. Sole Dispositive Power 0


                         10. Shared Dispositive Power 0


   11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,284


    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


           13. Percent of Class Represented by Amount in Row (11) 34%


                          14. Type of Reporting Person


                                       OO

ITEM 1.  SECURITY AND ISSUER

This statement, filed on Schedule 13(d), relates to shares of the Common Stock, no par value, of Sunhawk.com Corporation, a Washington Corporation whose principal executive offices are located at 223 Taylor Avenue North, Suite 200, Seattle, WA 98109-5017.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed on behalf of the Eller McConney 1995 Family Living Trust. The trust is organized in the State of Washington in the United States of America, and its primary address is 800 15th Avenue E., Seattle, WA 98112. The trustees are Marlin J. Eller and Mary E. McConney, both of whom are citizens of the United States of America.

During the last five years, neither the trust, Marlin J. Eller or Mary E. McConney have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the trust, Marlin J. Eller or Mary E. McConney have been a party to a civil proceeding of a judicial or administrative body of competent jurisdictions and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


The Eller McConney 1995 Family Living Trust purchased the common stock of Sunhawk.com Corporation prior to the Initial Public Offering using personal funds in the amount of $5,783,268.


ITEM 4. PURPOSE OF TRANSACTION


The Eller McConney 1995 Family Living Trust acquired the common shares of Sunhawk.com Corporation, reported herein, as an investment. The Eller McConney 1995 Family Living Trust has no plans or proposals at this time, which relate to or would result in:

    a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;


    b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;


    c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;


    d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


    e. Any material change in the present capitalization or dividend policy of the issuer;


    f. Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;


    g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


    h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


    i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or


    j.  Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


    a. The Eller McConney 1995 Family Living Trust directly owns 1,024,284 shares of the issuer's common stock. Pursuant for Form 424(b)(1) dated February 15, 2000 there were 3,009,380 shares of common stock outstanding as of February 15, 2000 (after offering and over-allotment option). The Eller McConney 1995 Family Living Trust's holdings thus constitute 34.0% of the outstanding shares of common stock of the issuer.


    b. The Eller McConney 1995 Family Living Trust, of which, Marlin J. Eller and Mary E. McConney are the trustees, has sole voting power over the 1,024,284 common shares of the issuer.


    c.  Not applicable.


    d.  Not applicable.


    e.  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Effective October 1, 1999, Mr. Eller, one of the trustees of Eller McConney 1995 Family Living Trust entered into an employment agreement with us with an initial three-year term. This employment agreement entitles Mr. Eller to an annual salary of $95,000 for the first year, which will be increased by 10% during each of the two subsequent years. Mr. Eller is also entitled to receive options under our 1996 Stock Option

Plan to purchase 30,000 shares of our common stock vesting over five years at an exercise price equal to the initial public offering price and an annual bonus to be determined by our compensation committee on an annual basis.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


None


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date                  2/28/00

Signature             /s/ MARLIN J. ELLER

Name/Title            Marlin J. Eller, Trustee

Date                  2/28/00

Signature             /s/ MARY E. MCCONNEY

Name/Title            Mary E. McConney, Trustee